April 7, 2005

Amy Geddes
United States Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C.
20549-0305

CHC Helicopter Corporation 4740 Agar Drive Richmond, BC Canada V7B 1A3 T 604.276.7500 F 604.279.2460 www.chc.ca ISO 9001:2000 FS 62776
Re:     CHC Helicopter Corporation
        Form 20-F for the Year Ended April 30, 2004
        Commission File Number: 1-31472
        Second Response

Dear Ms. Geddes:

Further to your correspondence dated March 23, 2005 please find enclosed our response to the issues raised.

Form 20-F

Investing Activities, page 77

Issue
1. We note your response to our previous comment 7, but are still unclear as to the nature of the $3.8 million. As such, please supplementally explain to us the nature of this asset, and consider revising your disclosure to include a discussion of this amount.

Response
1. The Company’s reinsurance subsidiary assets include cash reserved for insurance operations and claim reserves. This cash is not available for current operations and as such has been classified as “Other assets” in accordance with Canadian GAAP (Section 3000) and US GAAP (B05.107 and ARB 43, Ch. 3A, ¶6). In future filings this and similar items will be separately disclosed in the appropriate note to the financial statements.

Revenue Recognition

Issue
2.
Refer to our previous comment 11. Based on our understanding of PBH contracts, it is unclear to us why you consider repair and overhaul events performed to be revenue generating events if these repair and overhaul services are performed on aircraft owned by you and are necessary to continue flight operations. Also, as these services are necessary for your continued use of the aircraft in your business, they do not appear to have value to the customer on a stand alone basis, and therefore do not meet the bifurcation requirements of EITF 00-21. Please explain to us why you believe repair and overhaul events on planes operated under PBH contracts constitute revenue earning events.

Response
2.
Our repair and overhaul division performs services for a number of external customers with total revenue from these customers totalling $58.1 million in fiscal 2004. Our response to your original question was related to revenue generated from external customers and we believe the bifurcation requirements of EITF 00-21 are achieved on revenue realized from these customers as noted in our original response. As noted below in our response to your third question, repair and overhaul revenue from internal customers is eliminated on consolidation.

Issue
3.
Refer to our previous comment 11. We note that, on page 127 of your Form 20-F, your discussion of revenue recognition for engine and component repair and overhaul services indicates that a portion of this revenue is recognized on a monthly basis to reflect ongoing services, and the balance is recognized when the major repair and overhaul activities are completed. We also note that you capitalize and amortize the costs of these services to amortization and/or operating expense. Please tell us how much revenue is recognized monthly both in actual dollars and as a percent of total overhaul revenue, and how your recognition policies for revenues and for expenses result in proper matching.

Response
3.
Our repair and overhaul segment reported a total of $193.6 million of revenue for fiscal 2004 (an average of $16.1 million per month). Of this amount, $58.1 million was generated from external customers, which is included in our consolidated revenues of $733.7 million for the year. Repair and overhaul revenue primarily consists of major component overhaul revenue and revenue associated with ongoing repairs of major components and maintenance of non-major components (“routine maintenance”). On average, approximately 50% of revenue received from PBH contracts is deferred for future major component overhauls.

A proper matching of revenues and expenses for repair and overhaul activities is achieved by the following means:

	a)	Major component overhauls (external customers)

Amounts invoiced to third-party customers on PBH contracts in relation to future major component overhaul work is deferred until the work is performed at a later date. When the major component (e.g. engine) is received from the customer at a later date, costs (labour, parts, subcontract and other costs) are incurred as the major component is repaired and overhauled. Deferred revenue is then released to the income statement in recognition of the work performed and a proper matching of revenue to costs incurred is achieved.

	b)	Non-major component maintenance and ongoing repairs of major components (external customers)

Costs to provide these services are incurred on a regular and continuous basis. The portion of revenue not deferred for major component overhauls (under the residual value method) is recognized as revenue on a straight line basis and matched against costs incurred to provide routine maintenance services and repairs.

Revenue associated with services performed by the repair and overhaul segment for internal customers is eliminated upon consolidation so that only revenue from external customers is included in our results.

In future filings we will revise our disclosure to explain separately our revenue recognition policy on repair and overhaul work completed for external customers and our expense recognition policy for work completed on owned assets.

Issue
4.	Refer to our prior comment 16. Please revise your disclosure to indicate these guarantees are in the form of letters of credit.

Response
4.	In future filings we will revise our disclosure to indicate these guarantees are in the form of letters of credit.

Issue
5.
We note your response to our previous comment 24. Please tell us the facts and circumstances differing in the analysis performed by the third party versus that performed by you in determining the original useful life, and the specific new information learned or events occurring leading to the conclusion that, going forward, the useful life of these assets has now changed. Please also tell us the facts and circumstances leading you to employ the services of a third party to estimate aircraft values, and why this was considered necessary now and not in performing the initial assessment of useful life.

Response
5.
We continually review our estimate of the useful lives of aircraft as we gain knowledge and experience from the operation of aircraft in our fleet and as new information is acquired from third party advisors. It is the Company’s practice to employ third party advisors to estimate aircraft values, assist in our estimate of useful lives and provide other information relevant to our fleet. There is no difference in the analysis performed by us and our advisors in determining either the original or revised useful life estimates. Recently a number of factors have indicated that a change in our useful life estimate on some aircraft types was appropriate. These factors include:

•
the appraisal surplus (excess of market or fair value over book value) of our aircraft totalled approximately $102.3 million at April 30, 2004 indicating that third parties expect our aircraft on average to be capable of serving customers for many years to come. As well, in most circumstances, we continue to realize significant gains on the sale of aircraft when disposed;

•
a high proportion of heavy and medium aircraft fleet (91% at April 30, 2004) are operating in developed environments (North Sea and elsewhere). These aircraft are maintained under comprehensive “nose-to-tail” repair programs which has assisted in extending the useful life of some aircraft;

	•	the ability to expand applications for our aircraft through major modifications has in some cases expanded the service life of aircraft; and
•
as the Company has diversified geographically in international markets to service new customers, our ability to redeploy aircraft originally operating in “tier one” environments to other markets and locations has increased. This has translated into an increase in the useful life of some aircraft.

We trust that the above responses are adequate, however should you require any further clarification please feel free to contact the undersigned. We would also request that you use the contact information detailed below in future correspondence.

Yours truly,

Rick Davis
Vice President, Financial Reporting
CHC Helicopter Corporation
4740 Agar Drive
Richmond, B.C.
Canada
V7B 1A3

Phone: (604) 279 2471
Fax: (604) 276 2460
Mobile: (778) 999 0314

cc: Jo Mark Zurel, Chief Financial Officer, CHC